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                                                                    EXHIBIT 23.1

                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
UroQuest Medical Corporation:

We consent to the use of our report dated March 20, 1996, except as to note 10, which is as of September 27, 1996, on the consolidated financial statements of UroQuest Medical Corporation and Subsidiary as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995, and for the period April 8, 1992 (inception) to December 31, 1995, included herein and to the reference to our Firm under the headings "Selected Financial Data" and "Experts" in the Prospectus.

                                        KPMG Peat Marwick LLP


Salt Lake City, Utah
October 16, 1996